UNITED STATES
SECURITIES AND EXCHANGE COMMISION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number: 000-27572

LUMENIS LTD.
(Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

On December 9, 2013, Lumenis Ltd. (“Lumenis”) announced that it had filed a registration statement with the U.S. Securities and Exchange Commission (SEC) relating to a proposed public offering of its ordinary shares and the potential listing of its ordinary shares on the Nasdaq Global Market.

The press release announcing the filing is annexed to this Report of Foreign Private Issuer as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD.
(Registrant)

By:	/s/ William Weisel
Name:	William Weisel
Title:	Vice President, General Counsel &
Corporate Secretary

Dated: December 10, 2013

EXHIBT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Press release, dated December 9, 2013, issued by Lumenis Ltd.